Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended	Twelve Months Ended
	January 31, 2017	2016	2015	2014	2013	2012
Earnings:
Income before provision of income taxes	$17,316	$28,239	$18,884	$266	$15,201	$23,069
Add: Fixed Charges	565	1,246	1,897	3,402	2,160	2,431

Total Earnings	$17,881	$29,485	$20,781	$3,668	$17,361	$25,500

Fixed Charges:
Interest expense (1)	$349	$799	$1,407	$2,854	$1,771	$2,099
Estimated interest component of rental expense	216	447	490	548	389	332

Total Fixed Charges	$565	$1,246	$1,897	$3,402	$2,160	$2,431

Ratio of Earnings to Fixed Charges	31.6	23.7	11.0	1.1	8.0	10.5

(1)	Includes amortization of debt issuance costs.